Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the preliminary registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available) and any other documents filed by Anthem free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following memorandum was distributed by Anthem, Inc. on December 22, 2003:

Manager meeting wrap-up memo

Final - December 22, 2003

To:	All Managers

From:	Larry C. Glasscock, Chairman, President and CEO

Date:	December 22, 2003

Re:	November Meeting Wrap-Up and Top 10 Questions

I want to thank all of you who’ve shared the manager meeting summary presentation and submitted questions from your staff. I know your associates appreciated hearing the information, especially about the WellPoint merger.

Following the meetings with associates, 103 managers submitted 212 questions by the December 4 deadline. It’s no surprise—given the WellPoint presentation—that both of these numbers are all-time highs. As you know, we strive to answer your questions within 24 hours, and all but two of the 212 questions (99 percent) were answered in one day! One question was answered in the second day (.5 percent) and another was answered in more than two days (.5 percent).

But we’re not just interested in answering your questions fast. We also want to provide answers that have value. So, our standard procedure is to survey managers and assess the quality of the answers given to those who submitted questions. Of those responding to the survey, 90 percent of managers felt the answers were “Very Good” while the remaining 10 percent felt they were “Adequate.” No managers felt the answers were “Inadequate.”

As always, we received some excellent questions, and I want to share some of them with you. A list of questions and answers is attached below. This will give you an idea of what is on associates’ minds, and I encourage you to share them with your direct reports.

Our next round of meetings is scheduled for early 2004. More details will be shared when they are available.

As we approach the end of 2003, let me thank you for your tremendous leadership this year. Your efforts have truly made a difference, and I am grateful to have you as part of the team.

Have a wonderful, restful holiday season.

Larry

Top 10 Questions

November 2003 Manager Meetings

1. What will happen to . . . . . . . . . . . . ?

Many of the questions submitted involve the eventual impact of the planned merger on certain aspects of each company’s current business. As you can appreciate, we are focused on securing the various approvals to close the transaction, so it is too early to know about what structural and operational changes might be made.

We will follow a very thorough transition-planning process for post-closing implementation. As always, decisions will be made based on what is in the best interest of our customers. And, because we know mergers create a certain level of uncertainty among associates, we are committed to communicating as much information as possible and as soon as possible.

2. Why was the decision made to have Anthem assume the WellPoint name?

The WellPoint name is very well recognized and respected in the managed care industry and within the investor community, and WellPoint has been named Fortune Magazine’s Most Admired Health Care Company five years in a row. We’re confident that the WellPoint name will bring goodwill and positive recognition in the marketplace.

3. What will the new stock ticker symbol be after the merger is completed?

At closing, Anthem, Inc. will change its name to WellPoint, Inc. If the New York Stock Exchange approves, Anthem will assume WellPoint’s existing stock symbol, “WLP.”

4. What will happen to associates’ non-exercised stock options after the merger?

The stock options held by Anthem associates will continue to exist as they do today.

5. What can you tell me about the California lawsuit filed by a WellPoint shareholder?

This suit was filed by a single shareholder seeking class-action status. WellPoint announced that it intends to vigorously defend against this suit. We will keep you informed of the status of the case as it develops and as is appropriate.

6. Will our benefits change with the merger? What can we expect?

Given the size of this merger, it will be important to take a look at the total benefits of both companies as we develop the right offerings for associates going forward. Also, we will always keep an eye on external trends. Assessing the most effective way to move to a common reward platform will be a focus of one of the transition-planning teams. As is our standard practice, we will communicate to our associates and keep them updated as decisions are reached.

7. What is the communication plan for the merger?

Our communications plan actually began on October 27 with a cascaded announcement throughout both companies and has continued with periodic communications since then. A new publication for associates, called The Transition Planner, will be published after the New Year and will serve as the cornerstone of our internal communications about the planned merger.

We are committed to communicating with associates throughout the process. This commitment, as you know, begins with Larry Glasscock. As with past affiliations, we will keep associates up-to-date on key developments and milestones along the way. As always, if you have any feedback about our communications, and how we might enhance our efforts, we would certainly like to hear it.

8. What is the status of the review and approval process by Departments of Insurance?

We have begun filing various forms with the regulators reviewing the merger. Thus far, we have not seen any roadblocks to the completion of this merger.

9. Do WellPoint and Anthem have a similar regional model, and how will the merger impact this?

Anthem and WellPoint each have an operating philosophy that provides for local management and decision-making responsibilities. This allows for more effective delivery of products and services to members and closer interaction with hospitals, doctors and other health professionals.

WellPoint’s operating structure includes BCBS of Georgia, BC of California, BCBS of Wisconsin, specialty business and a central region that includes UNICARE, HealthLink and BCBS of Missouri. Anthem’s model has four regions: East (including Maine, New Hampshire and Connecticut); Southeast (Virginia); Midwest (Indiana, Ohio and Kentucky); and West (Colorado and Nevada).

Again, it is too soon to know what structural changes might be made after the close.

10. Can you address why the WellPoint announcement was scheduled for the same week that associates’ IPO options vested?

Securities laws require that material events such as the planned merger be announced at the earliest practical time, and in ways that all investors have access to the information at the same time. Since the boards of directors of both Anthem and WellPoint voted to approve the transaction at separate meetings on October 26, we were required to make the public announcement before the markets opened on October 27.